

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

October 16, 2018

Via E-mail
Greg Dougherty
Chief Executive Officer
Oclaro, Inc.
225 Charcot Avenue
San Jose, California 95131

  Re: Oclaro, Inc.
    10-K for Fiscal Year Ended June 30, 2018
    Filed August 23, 2018
    File No. 0-30684

Dear Mr. Dougherty:

  We refer you to our comment letter dated September 28, 2018, regarding business contacts with North Korea, Sudan and Syria. We have completed our review of this subject matter. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

           Sincerely,

           /s/ Cecilia Blye

           Cecilia Blye, Chief
           Office of Global Security Risk

cc: Amanda Ravitz
   Assistant Director
   Division of Corporation Finance

   David Teichmann
   EVP, General Counsel & Corporate Secretary
   Oclaro, Inc.

   Kevin Espinola
   Jones Day